UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

       Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                            BellaVista Capital, Inc.
                            (Name of Subject Company)

                            BellaVista Capital, Inc.
                     (Name(s) of Person(s) Filing Statement)

                                  Common Stock
                         (Title of Class of Securities)

                                      None
                      (CUSP Number of Class of Securities)

                            Michael Rider, President
                            BellaVista Capital, Inc.
                          420 Florence Street Suite 200
                               Palo Alto, CA 94301
                                 (650) 328-3060

                                    Copy to:

                                 Paul Derenthal
                           Derenthal & Dannhauser LLP
                            One Post Street Suite 575
                             San Francisco, CA 94104
                                 (650) 328-3060


            (Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of the person(s)filing statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.  SUBJECT COMPANY INFORMATION.

         The name of the subject company is BellaVista Capital, Inc., a Maryland corporation (the "Company"). The address of the principal executive office of the Company is 420 Florence Street Suite 200, Palo Alto, California 94301. The Company's telephone number at that address is (650) 328-3060.

         The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $0.01 per share (the "Shares"). The number of Shares outstanding as of September 30, 2006 was 14,991,325.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         This Schedule 14D-9 is being filed by the Company. The name, address and telephone number of the Company are set forth in Item 1 above.

         This Schedule 14D-9 relates to a tender offer (the "MPF Offer") made on October 6, 2006 by MPF-NY 2006, LLC; MORAGA GOLD, LLC; STEVEN GOLD; MPF SENIOR NOTE PROGRAM I, LP; MPF INCOME FUND 22, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC (collectively, "MPF") to purchase up to 750,000 Shares at a purchase price equal to $1.75 per Share, less the amount of any dividends declared or made with respect to the Shares between October 6, 2006 and November 10, 2006 or a later date to which the MPF Offer may be extended, upon the terms and subject to the conditions set forth in an MPF Offer to Purchase dated October 6, 2006.

         As set forth in MPF's Schedule TO filed with the Securities and Exchange Commission (the "SEC") on October 6, 2006, the principal executive offices of MPF is 1640 School Street, Moraga, California 94556.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Not applicable.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

                  The Company's Board of Directors (the "Board") has reviewed and carefully considered the MPF Offer and has concluded that the consideration provided by the MPF Offer is inadequate to the shareholders of the Company. The MPF Offer is made for a price that is $0.50 per Share less than the $2.25 per Share price offered by MPF in a sequential series of three prior tender offers (in June and October, 2005, and April 2006, respectively). The Company's estimated net asset value per Share, based on its portfolio of real estate investments, has increased in each succeeding quarter since the first MPF tender offer. There is no market for the Shares and there can be no assurance as to when or whether the Shareholders will realize amounts equal to the estimated asset values for the Shares. As the Company announced that it did not intend to make any redemptions through at least the end of 2008, the MPF tender offers, including the current MPF Offer, have provided the only significant opportunity for liquidity to the Shareholders during the past two years. While the Board believes that the prices offered by MPF have been substantially below the value of the Shares, they have nevertheless concluded that it will be in the best interest of the Company and its Shareholders to make a competing offer to acquire up to 750,000 Shares at a price of $2.25 per Share (the "Company Offer"). Though the Company Offer price is also substantially below the estimated asset value per Share, the Company recognizes that some Shareholders may have a pressing need or desire to liquidate their Shares at this time. The Company believes that it is in the best interest of the Company and its Shareholders to provide these Shareholders an opportunity to liquidate at a price in excess of the MPF Offer price.

         The Board unanimously recommends that shareholders reject the MPF Offer and not tender their Shares. Shareholders are urged to carefully consider the factors set forth herein and the information set forth in the Letter to the Shareholders, dated as of October 13, 2006, a copy of which is attached hereto as Exhibit (a)(1) and incorporated herein by reference. The Board remains neutral with respect to the Company Offer and does not make any recommendation as to whether you should tender or refrain from tendering your shares in response to the Company Offer.

         No member of the Board and none of the Company's executive officers, affiliates or subsidiaries intends to tender or sell any Shares in the MPF Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Not applicable.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         During the past sixty (60) days, no transactions with respect to the Shares have been effected by the Company or its executive officers, directors and affiliates.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

         The information set forth in the Letter to the Shareholders, dated as of October 13, 2006, a copy of which is attached hereto as Exhibit (a)(1) and incorporated herein by reference.

ITEM 9.  EXHIBITS.

        (a)(1) Letter to Shareholders dated October 13, 2006.

        (e) Not applicable.

        (g) Not applicable.





                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   October 13, 2006                   BellaVista Capital, Inc



                                            /s/ MICHAEL RIDER
                                            ---------------------------
                                            Name:    Michael Rider
                                            Title:   President

                            BellaVista Capital, Inc.
                               420 Florence Street
                                    Suite 200
                           Palo Alto, California 94301


October 13, 2006

         Re: MPF Offer to Purchase Shares at $1.75 per Share; and the Company's Offer in Response to Redeem at $2.25 per Share

Dear Fellow Shareholder:

         I am writing to you on behalf of the entire Board of Directors (the "Board") of BellaVista Capital Inc. ("BellaVista").

         A group of entities associated with Mackenzie Patterson Fuller, Inc. (collectively "MPF") have made an unsolicited tender offer (the "MPF Offer") to you and your fellow shareholders to purchase up to 750,000 shares of BellaVista's common stock (the "Shares").

         MPF are offering you and your fellow shareholders a price of $1.75 per Share. You may have received information from MPF regarding the other terms and conditions of the MPF Offer and may also have seen that information on a Schedule TO ("Schedule TO") filed by MPF with the Securities and Exchange Commission (the "SEC") on October 6, 2006. A copy of Schedule TO is posted on the SEC's website at http://www.sec.gov.

         BellaVista is required by the SEC's rules to either (1) make a recommendation whether you should accept or reject the MPF Offer or (2) state that BellaVista is remaining neutral with respect to the MPF Offer.

         The Board has reviewed and carefully considered the MPF Offer and concluded that the price offered to BellaVista shareholders for their Shares is inadequate. We believe the MPF Offer, which is at a lower price than their prior offers with no explanation as to the reason for this reduced price, is an overly opportunistic attempt to acquire Shares at an unreasonable discount. For that reason, the Board has determined to make a competing offer to redeem up to 750,000 Shares (the same number as in the MPF Offer) at a price of $2.25 per Share (the "Company Offer") the same price as MPF's three prior offers. We believe that $2.25 per Share is also significantly below the current estimated asset value per share of the Company's stock. Nevertheless, if a Shareholder needs to liquidate Shares, the Company believes that it is in the Shareholders' and the Company's best interest to use a portion of its capital to make this competing Company Offer to permit those Shareholders to liquidate a price in excess of the current MPF Offer. The Board does not intend to amend its redemption policy by making the Company Offer, but makes the Company Offer solely in response to the overly opportunistic MPF Offer. Before making any decision to tender Shares, please read the Company Offer document which accompanies this letter.

         ACCORDINGLY, THE BOARD UNANANIMOUSLY RECOMMENDS THAT YOU AND YOUR FELLOW STOCKHOLDERS REJECT THE MPF OFFER AND NOT TENDER ANY SHARES IN CONNECTION WITH THE MPF OFFER. AS THE COMPANY'S COMPETING OFFER IS MADE SOLELY IN RESPONSE TO THE MPF OFFER, THE BOARD REMAINS NEUTRAL WITH RESPECT TO THE COMPANY OFFER AND DOES NOT MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN RESPONSE TO THE COMPANY OFFER.

         No member of the Board and none of the Company's executive officers, affiliates or subsidiaries intends to tender or sell any Shares in the MPF Offer.

         The reasons for the Board's recommendation are discussed below.

         The offered price was established based on MPF's objective to profit from the acquisition at a discounted price and was not established in the best financial interest of a selling shareholder.

         In Schedule TO, MPF indicated that the MPF Offer is being "made for investment purposes and with the intention of making a profit from the ownership of the Shares." MPF also acknowledged that they were "motivated to establish the lowest price which might be acceptable" to you and your fellow BellaVista shareholders.

         We would further note that the MPF Offer price is $0.50 per share lower than the price offered by MPF on April 14, 2006, without any explanation of the reduction by MPF. Instead, MPF has included statements which appear materially misleading in an apparent attempt to intimidate or frighten shareholders into selling shares. In fact, the Company's performance during the period since the date of the last offer, as reflected in its publicly filed reports, has increased the estimated value of the Company's assets, and enhanced shareholder value, and MPF itself states in its MPF Offer "the Purchasers have estimated, solely for the purposes of determining an acceptable MPF Offer price, that the Corporation could have an estimated liquidation value of approximately $4.40 per Share, or higher."

         The Board believes that MPF's statements demonstrate that the price that is being offered to you has been established based solely on MPF's financial and business objectives. Also, in determining the amount to be offered to BellaVista shareholders for your Shares, MPF used a so-called liquidity discount which reduces the value of the Shares on the assumption that they cannot be easily sold. MPF gives no basis for the calculation of this liquidity discount, and it appears to be arbitrarily chosen to suit MPF's purposes. This unspecified discount results in a lower price for this offer, despite MPF acknowledging an increased asset value since the date of the last MPF offer. It is therefore not clear to the Board that the liquidity discount used by MPF is appropriate or the correct measure, but instead it appears to be an arbitrary number picked by MPF to justify the lowest possible price it may successfully offer.

         The Company estimated the net realizable value of its assets to be $4.40 per Share, as of the end of our most recent fiscal quarter at June 30, 2006. This estimated net asset value per Share, while not reflecting a current market value for the Shares as there is no established public market, is nevertheless significantly higher than the $1.75 per share offer made by MPF.

         The concentrated ownership of a large block of Shares may affect decisions made by BellaVista in a manner disadvantageous to other stockholders.

         MPF currently owns 1,231,232 shares, or 8.21% of BellaVista's outstanding shares, which were acquired in their previous Tender MPF Offers, and therefore owns the single largest bloc of the Company's stock. If MPF acquire the desired percentage of Shares that constitute the MPF Offer, they will own 13.22% of our outstanding shares, all purchased at prices substantially below the estimated value per share of the Company's assets. This concentration of ownership may influence business decisions in a manner that adversely affects you and the remaining shareholders. We would further note that MPF has acquired its shares at significantly lower prices, and may have different objectives with respect to their investment, than other shareholders.

         The Board does not believe that the $1.75 per share offered by MPF in connection with the MPF Offer represents fair value, nor does the Board believe the price offered to redeem shares in the Company Offer represents fair value for the Shares, but you should carefully evaluate your short term and long-term financial objectives with respect to your investment in BellaVista. In the absence of any established market for the Shares, we understand that shareholders may seek to explore liquidity options, or to compare these options to the Company Offer and MPF Offer. As these offers may provide the only current means to liquidate all or a portion of your Shares, the Company remains neutral with respect to the Company Offer, and neither recommends that you tender or refrain from tendering your Shares in response to the Company Offer. You should make your own decision whether to tender or refrain from tendering your Shares and should consider a multitude of factors including (i) your investment objectives, (ii) your financial circumstances including risk tolerance and need for liquidity, (iii) your views as to BellaVista's prospects and outlook, (iv) an analysis and review of all publicly available information about us, (v) other financial opportunities available to you, (vi) your own tax position and tax consequences, and (vii) other factors that you may deem relevant. Under any circumstances, you should be aware that a sale of your Shares will have significant tax consequences.

         PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.

         If you need further information about your options, please feel free to contact us at 420 Florence Street, Suite 200, Palo Alto, California 94301 or by telephone at (650) 328-3060.

Sincerely,


Michael Rider
President